Exhibit 99.4

TRILLION ENERGY COMMENCES WORK PROGRAM AT SASB GAS FIELD

May 23, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide this update and announce it has commenced operations program at the SASB Gas field, Turkey which will occur over a two-month period.

Operations are being conducted in several phases and involve seven or eight wells at the SASB gas field, including all six wells drilled/completed last year as well as a few older wells that historically experienced water loading issues.

Approximately 16,500 meters of velocity strings, new well heads and other tangibles have been ordered and are being received at shore base proximate to the Akcakoca port on an ongoing basis. Order delivery has been occurring over the last month and expected to continue as the work program unfolds. Service contractors have been engaged for perforations, well tractors, tubing running services; as well as marine vessels required to convey the equipment 14 kilometers offshore.

June Operations

49 meters of gas pay in four wells will be perforated commencing mid-June 2024, followed by initial velocity string installation in the AKK-3 well. Gas velocity strings, a key focus of this work program (velocity strings restrict the amount of water entering tubing to prevent water loading) are expected to improve well performance for long-term stabilize production. June operations will occur on the Akcakoca platform including Guluc-2, South Akcakoca-2, West Akcakoca-1 and Akcakoca-3 wells. This operation is estimated at 20 days’ time.

July Operations

The second set of operations commences during July and involves installation of gas velocity strings in 6 or more wells on the Akcakoca Platform and two tripods. Pump installation is anticipated in one or more older wells, which were not part of Trillion’s 2022-2023 drilling program on an as needed basis.

Private Placement

We are also pleased to announce we intend to complete a non-brokered private placement of up to 15,000,000 units of Trillion (the “Common Shares”) at a price of $0.09 per unit, for aggregate gross proceeds of up to a maximum of $1,350,000 (the “Offering”). Each unit is comprised of a share and warrant exercisable at $.18 per share for two years. There is no minimum size to the Offering. Management of the Company has committed to subscribing for at least 20% of the Offering. Trillion may pay a cash finder’s fee to qualified non-related parties of up to 7% of the gross proceeds of the Offering.

The Common Shares are being offered pursuant to available prospectus exemptions, including sales to accredited investors. Completion of the Offering is subject to regulatory approval including, but not limited to, the approval of the CSE. The securities issued will be subject to a four-month hold period from the date of the closing of the Offering.

Closing is expected to occur on or about May 28, 2024 or such other date as the Company may determine, and may be followed by additional closings until the Offering is fully subscribed.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. The Company has a farmin to earn 50% interest in 3 oil exploration blocks in S.E. Turkiye. More information may be found on www.sedar.com, and our website.

Contact

Brian Park, Corporate Finance

1 403 701 3272

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2023.